Exhibit 1a.6m

SIDE AGREEMENT

THIS SIDE AGREEMENT (this "Agreement") is made and entered into as of July 15, 2017 by and between Distinct Cars, LLC, a Delaware limited liability company ("Distinct Cars"), and Acme Auto Leasing LLC, a Connecticut limited liability company ("Acme").

WHEREAS, the Distinct Cars and Acme desire to enter into a series of automobile leases; and

WHEREAS, Distinct Cars, LLC, is a wholly-owned subsidiary of YayYo Inc., a Delaware Corporation. YayYo Inc. is Tier II, qualified Regulation A+ company with a current public offering1; and

WHEREAS, the Distinct Cars has agreed to provide additional consideration in exchange for certain lease terms;

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Lease Terms. Acme shall lease automobiles to Distinct Cars according to the following terms:

a.       32

b.       36 months

c.       20% down payment

2.	Additional Consideration. In exchange for the above lease terms, Acme shall receive a grant of 100,000 shares of YayYo Inc. common stock, which grant shall be executed simultaneously with the execution of the above-described automobile leases.

3.	Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the ACME and YayYo, Inc.

4.	Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by fax.

5.	Severability. To the fullest extent that they may effectively do so under applicable law, the parties hereby waive any provision of Law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

1 Offering Circular is viewable at:

https://www.sec.gov/Archives/edgar/data/1691077/000161577417001046/s105572_partiiandiii.htm

6.	Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

7.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

8.	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.	Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any other party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or any requirement for posting of a bond.

10.	Entire Agreement. This Agreement, any other Transaction Agreements (as defined in the Purchase Agreement) and any exhibits hereto or thereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement or any other Transaction Agreements (as defined in the Purchase Agreement).

Distinct Cars, LLC		Acme Auto Leasing LLC

By:	/s/ Ramy El-Batrawi	By:	/s/ Christopher T. Cullen

Name:	Ramy El-Batrawi,	Name:	Christopher T. Cullen

Date:	7/15/2017	Date:	7-24-2017